NEWS RELEASE

North American Palladium Announces Second Quarter 2012 Results

All figures are in Canadian dollars except where noted.

Toronto, Ontario, August 8, 2012 – North American Palladium Ltd. (“NAP” or the “Company”) (TSX: PDL) (NYSE MKT: PAL) today announced financial and operational results for the second quarter ended June 30, 2012.

Q2 Summary

•	Produced 40,017 ounces of payable palladium at a cash cost per ounce(1) of US$429, bringing the six month total to 81,777 ounces at a cash cost per ounce(1) of US$404;

•	Realized palladium selling price of US$622 per ounce, giving a palladium operating margin of US$193 per ounce, or US$8.2 million;

•	Revenue of $40.6 million;

•	EBITDA(1) of $0.4 million and adjusted EBITDA(1) of $5.4 million;

•	Invested $28.2 million in the Lac des Iles (“LDI”) mine expansion, bringing the six month total to $64.9 million;

•	Completed a $35-million flow-through financing to fund LDI mine expenditures; and

•	Subsequent to quarter end, completed a $43-million convertible debenture financing.

“Despite the weather-related challenges that we encountered, LDI delivered solid production results in the second quarter,” said William J. Biggar, President & Chief Executive Officer. “The commissioning of the shaft continues to be our number one priority as it will enable us to expand our output and lower our cost profile starting next year. We continue to see positive progress and are on target to begin commissioning the shaft by year end.”

Q2 Financial Results(2)

Revenue for the second quarter was $40.6 million compared to $51.4 million in the second quarter the prior year, primarily due to a lower realized palladium price and no gold sales from the Sleeping Giant mine. During the quarter, the Company realized a palladium selling price of US$622 per ounce, as compared to US$754 per ounce in the second quarter last year.

In the second quarter, the mine incurred a one-time $0.7 million mine restoration cost related to flooding caused by an unprecedented rainfall in the Thunder Bay region, which is excluded from the cash cost per ounce(1) of US$429.

Net loss for the quarter was $3.1 million or $0.02 per share compared to net earnings of $5.4 million or $0.03 per share in the same quarter last year. Adjusted net income(1) (which excludes exploration costs, mine closure and care and maintenance costs, and flood costs) was $1.9 million in the second quarter, compared to $11.5 million in the same quarter last year.

www.nap.com

EBITDA(1) was $0.4 million for the second quarter, compared to $9.5 million in the same quarter last year. The decrease was due to lower revenue, partially offset by lower production costs in the current year. Adjusted EBITDA(1) (which excludes exploration expenses, mine closure and care and maintenance costs, and flood costs) was $5.4 million in the second quarter, compared to $15.6 million in the second quarter last year.

In the second quarter, cash provided by operating activities was $3.7 million, before changes in non-cash working capital(1), or $0.02 per share, as compared to cash provided by operations of $11.4 million, or $0.07 per share, in the corresponding period in 2011. This decrease is primarily due to lower revenue.

In the second quarter, NAP invested $4.0 million in exploration. Development expenditures in the second quarter amounted to $40.7 million, comprised of $32.1 million at LDI (including $28.2 million on the LDI mine expansion) and $8.6 million on the development at Vezza.

During the second quarter, the Company closed a $35-million financing of flow-through shares to fund eligible exploration and mine expansion expenditures at LDI. During the quarter the Company also signed a three-year smelter contract which reflects higher smelting and refining charges from the previous contract, but has a shorter payment period, which will enable the Company to reduce its investment in working capital.

Subsequent to quarter end, the Company closed a $43-million offering of convertible debentures to fund LDI’s mine expansion and for general corporate purposes. The debentures will mature on September 30, 2017, (unless redeemed earlier by the Company in specified circumstances), and will bear interest at a rate of 6.15% per year, payable semi-annually on March 31 and September 30 of each year. The debentures will be convertible at the holder's option into common shares of the Company at a conversion price of C$2.90 per common share.

As at June 30, 2012, the Company had approximately $65.4 million in working capital, including $23.9 million cash on hand. Including the recent offering of debentures, the June 30, 2012 pro-forma cash position is $64.7 million.

“In uncertain and volatile global markets, we have taken steps to strengthen our balance sheet to fund the LDI mine expansion with the two recently completed financings,” said Jeffrey A. Swinoga, Vice President, Finance and CFO.

Operational Update

Lac des Iles Palladium Mine

In the second quarter of 2012, the Company produced 40,017 ounces of payable palladium at a cash cost per ounce(1) of US$429. For the six month period ended June 30, 2012, the Company produced 81,777 ounces of payable palladium, at a cash cost per ounce(1) of US$404.

Management expects the Company will meet its 2012 production guidance of 150,000 to 160,000 ounces of payable palladium, at a cash cost per ounce(1) of US$375 – US$400.

During the second quarter, the LDI mill processed 528,068 tonnes of ore, of which 211,963 tonnes came from underground sources (with an average palladium mill head grade of 5.24 grams per tonne), and 316,105 tonnes from surface sources (with an average palladium mill head grade of 2.08 grams per tonne). The combined average palladium mill head grade was 3.35 grams per tonne, and the palladium recovery was 77%.

www.nap.com

2

In the second quarter, mine expansion expenditures totalled $28.2 million, and were $64.9 million for the six month period to June 30, 2012. The Company expects total expenditures for 2012 will be in line with the budget of $116 million.

The Company made significant progress during the second quarter advancing the critical aspects of its mine expansion. Recent mine expansion highlights include:

•	Surface construction work significantly advanced and remains on target to be completed by the end of Q3;

•	Shaft sinking is underway and on target to begin commissioning at year end;

•	Underground development progressing on schedule;

•	Preparation for the first upper Offset Zone production stope is completed;

•	Commissioning of the service and auxiliary hoists is on schedule for August; and

•	The main sub-station was successfully commissioned and connected to the power grid.

Vezza Gold Mine

Late in the second quarter, the Company received the final production permit for its Vezza gold mine, and commenced mining the initial stoping panels. Although the grades encountered have been as expected, dilution has been higher than anticipated, and the daily mining rate is ramping up more slowly primarily due to longer stope preparation time. The Company is in the process of optimizing its mining techniques based on the early stoping results, with the objective of reducing dilution and stope preparation times by adding and improving long-hole benching techniques to complement alimak stope mining. This is expected to improve the long-term production capabilities once the mine achieves the 40,000 ounces of gold per year target range. Due to the revised development plans, commercial production is now not expected to occur until year-end.

In the second quarter, mine development expenditures totalled $8.6 million, and $16.4 million for the six month period to June 30, 2012. Capital expenditure plans are under review, with a view to minimize expenses where appropriate, but are not expected to differ significantly from the previous guidance of $20 million for the entire 2012 fiscal year.

Subsequent to quarter end, the Company also announced that it is seeking divestiture opportunities for its gold assets.

Outlook

Palladium spot prices averaged US$629 in the second quarter, ranging from a low of US$566 per ounce, to a high of US$683 per ounce. Despite some temporary price weakness predominately stemming from the uncertainty of the European debt crisis, the supply and demand fundamentals of palladium remain strong, and most forecasters continue to have a positive outlook. A supporting factor behind the positive outlook for the metal's future performance is the resilient industrial demand, continuing investment demand, and constrained global supply.

www.nap.com

3

For the remainder of the year, the Company plans to focus on the following milestones:

•	Commencing commissioning of the LDI mine shaft by year end;

•	Realizing value for the gold division assets; and

•	Advancing its ongoing near-mine and greenfields palladium exploration programs.

Conference Call and Webcast Details

Date:	Thursday, August 9, 2012
Time:	9:00 a.m. ET
Webcast:	www.nap.com
Live Call:	1-866-200-6965 or 416-849-5525 (PIN: 42951754, followed by # sign)
Replay:	1-866-206-0173 or 646-216-7204 (PIN: 274594, followed by # sign)

The conference call replay will be available for 90 days after the live event. An archived audio webcast of the call will also be posted to NAP’s website. Alternative international toll-free and toll access dial-in numbers for global conference participants are available on NAP’s website under the Conference Calls tab on the Investor Relations page.

About North American Palladium

NAP is an established precious metals producer that has been operating its flagship Lac des Iles mine (LDI) located in Ontario, Canada since 1993. LDI is one of only two primary producers of palladium in the world, and is currently undergoing a major expansion to increase production and reduce cash costs per ounce. NAP also operates the Vezza gold mine located in the Abitibi region of Quebec. The Company's shares trade on the NYSE MKT under the symbol PAL and on the TSX under the symbol PDL.

For further information please contact:

Camilla Bartosiewicz

Director, Investor Relations and Corporate Communications

Telephone: 416-360-7374

Email: camilla@nap.com

(1) Non-IFRS measure. Please refer to Non-IFRS Measures in the MD&A.

(2) NAP’s consolidated financial statements for the second quarter ended June 30, 2012 are available in the Appendix of this news release. Certain prior period amounts have been reclassified to conform to the presentation adopted in 2011. These financial statements should be read in conjunction with the notes and management’s discussion and analysis available at www.nap.com, www.sedar.com, and www.sec.gov.

www.nap.com

4

Cautionary Statement on Forward Looking Information

Certain information included in this news release constitutes 'forward-looking statements' within the meaning of the 'safe harbor' provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. The words 'expect', 'believe', 'will', 'intend', 'estimate', 'guidance', and similar expressions identify forward-looking statements. Such statements include, without limitation, any information as to our future financial or operating performance, including: the Company's forward looking production guidance, projected capital expenditures, operating cost estimates, project timelines, mining and milling rates, projected grades, mill recoveries, and other statements that express management's expectations or estimates of future performance.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The factors and assumptions contained in this news release, which may prove to be incorrect, include, but are not limited to: that metal prices will be consistent with the Company's expectations, that the exchange rate between the Canadian dollar and the United States dollar will be consistent with the Company's expectations, that there will be no significant disruptions or delays affecting operations or development projects, that production and cash cost per ounce will meet expectations, that prices for key mining and construction supplies, including labour and transportation costs, will remain consistent with the Company's expectations, and that the Company's current estimates of mineral reserves and resources are accurate. The forward-looking statements are not guarantees of future performance. The Company cautions the reader that such forward-looking statements involve known and unknown risks that may cause the actual results to be materially different from those expressed or implied by the forward-looking statements. Such risks include, but are not limited to: the possibility that metal prices, foreign exchange rates, operating costs, production or cash cost per ounce may differ from management's expectations, inherent risks associated with mining and processing, the risk that the Lac des Iles and Vezza mines and may not perform as planned and that the Offset Zone and other properties may not be successfully developed, uncertainty of mineral reserves and resources, and uncertainty of the ability of the Company to obtain financing. For more details on the factors, assumptions and risks see the Company's most recent Form 40-F/Annual Information Form on file with the U.S. Securities and Exchange Commission and Canadian provincial securities regulatory authorities. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except as expressly required by law. Readers are cautioned not to put undue reliance on these forward-looking statements.

www.nap.com

5

Consolidated Balance Sheet

(expressed in thousands of Canadian dollars)

(unaudited)

	June 30	December 31
	2012	2011
ASSETS
Current Assets
Cash	$23,886	$50,935
Accounts receivable	84,494	73,048
Taxes receivable	4,930	4,602
Inventories	19,226	20,046
Other assets	6,176	11,255
Total Current Assets	138,712	159,886
Non-current Assets
Mining interests	339,303	256,159
Total Non-current Assets	339,303	256,159
Total Assets	$478,015	$416,045
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$49,461	42,436
Credit facility	15,287	-
Current portion of obligations under finance leases	4,224	2,428
Provisions	1,000	1,000
Taxes payable	715	715
Current derivative liability	2,589	4,875
Total Current Liabilities	73,276	51,454
Non-current Liabilities
Income taxes payable	2,648	2,648
Asset retirement obligations	20,021	20,881
Obligations under finance leases	11,747	2,104
Long-term debt	67,029	65,698
Deferred mining tax liability	4,996	4,264
Total Non-current Liabilities	106,441	95,595
Shareholders’ Equity
Common share capital and purchase warrants	773,058	740,888
Stock options and related surplus	8,972	7,859
Contributed surplus	8,873	8,873
Deficit	(492,605)	(488,624)
Total Shareholders’ Equity	298,298	268,996
Total Liabilities and Shareholders’ Equity	$478,015	$416,045

www.nap.com

6

Consolidated Statement of Operations and Comprehensive Loss

(expressed in thousands of Canadian dollars)

(unaudited)

	Three months ended June 30		Six months ended June 30
	2012	2011	2012	2011
Revenue	$40,565	$51,398	$85,147	$88,112

Mining operating expenses
Production costs	27,214	28,783	54,765	59,210
Smelting, refining and freight costs	3,762	2,136	6,740	3,575
Royalty expense	1,471	1,899	3,065	3,025
Depreciation and amortization	4,931	4,940	8,867	9,105
Gain on disposal of equipment	(189)	(242)	(268)	(242)
Gold mine closure, care and maintenance costs	274	-	1,351	-
Other	734	-	734	-
Total mining operating expenses	38,197	37,516	75,254	74,673
Income from mining operations	2,368	13,882	9,893	13,439

Other expenses
Exploration	3,969	6,134	7,972	9,973
General and administration	3,157	3,061	6,486	6,540
Interest income	(2,643)	(1,204)	(2,716)	(1,855)
Interest expense and other costs	1,296	167	2,350	406
Foreign exchange (gain) loss	(258)	123	(39)	283
Total other expenses	5,521	8,281	14,053	15,347
Income (loss) before taxes	(3,153)	5,601	(4,160)	(1,908)
Income and mining tax recovery (expense)	100	(221)	179	(3,033)
Income (loss) and comprehensive income (loss) for the period	$(3,053)	$5,380	$(3,981)	$(4,941)
Income (loss) per share
Basic	$(0.02)	$0.03	$(0.02)	$(0.03)
Diluted	$(0.03)	$0.03	$(0.04)	$(0.03)
Weighted average number of shares outstanding
Basic	170,644,946	162,408,842	166,784,892	161,309,680
Diluted	170,651,251	163,354,020	166,811,263	161,309,680

www.nap.com

7

Consolidated Statement of Cash Flows

(expressed in thousands of Canadian dollars)

(unaudited)

	Three months ended June 30		Six months ended June 30
	2012	2011	2012	2011
Cash provided by (used in)
Operations
Net income (loss) for the period	$(3,053)	$5,380	$(3,981)	$(4,941)
Gold mine reclamation expenditures	-	-	(1,448)	-
Operating items not involving cash
Depreciation and amortization	4,931	4,940	8,867	9,105
Accretion expense	1,047	84	1,611	169
Deferred income and mining tax expense (recovery)	(287)	84	732	(1,179)
Share-based compensation and employee benefits	908	1,051	1,735	1,790
Other	127	(182)	378	(155)
	3,673	11,357	7,894	4,789
Changes in non-cash working capital	(3,002)	(7,236)	(2,472)	4,202
	671	4,121	5,422	8,991
Financing Activities
Issuance of common shares and warrants, net of issue costs	32,904	(14)	32,904	61,788
Credit facility	15,287	-	15,287	-
Capital lease facility	-	-	11,239	-
Repayment of obligations under finance leases	(1,411)	(491)	(2,591)	(994)
Interest paid	(370)	(39)	(3,962)	(87)
Mine reclamation deposit	-	8,437	-	8,437
	46,410	7,893	52,877	69,144
Investing Activities
Additions to mining interests	(40,746)	(41,363)	(85,670)	(82,507)
Proceeds on disposal of mining interests	243	452	322	452
	(40,503)	(40,911)	(85,348)	(82,055)
Increase (decrease) in cash	6,578	(28,897)	(27,049)	(3,920)
Cash, beginning of period	17,308	100,136	50,935	75,159
Cash, end of period	$23,886	$71,239	$23,886	$71,239

www.nap.com

8